Petri Bio

Treatment for COVID-19

Continuous Directed Evolution

for rapid therapeutic development

COVID-19 is a rapidly unfolding health crisis with widespread devastating effects

Physical

12% hospitalization

1.4- 2.8% death rate

Mental

>50% frontline medical workers report depression symptoms

Economic

Estimated $8.5 T financial lost; record US unemployment

COVID-19 enters cells through the interaction of spike protein with ACE2


ACE2
Receptor
SARS-COV-2
Spike Protein

Soluble "decoy" ACE2 can bind and use up spike protein, blocking infection in cell culture



Challenge: high concentrations of ACE2 can cause side effects

Solution: we need higher affinity ligands that can be effective at lower doses

Our 3 Step Approach

1-Comparative Genomics

2-Directed Evolution

3-Immune Tagging

1- Comparative Genomics


Human
Bat
Species A
Species B
Species C

ACE2 sequences of different species are assayed for their ability to competitively bind COVID-19

Bat is already known to outcompete human ACE2 for COVID19, other species may work even better

2- Directed Evolution


1. Mutation
2. Selection
Input Sequence
3. Repeat with new input sequence (500x)

Our chosen ACE2 sequence is subjected to serial rounds of mutation and selection

This process has been used to increase binding characteristics >300-fold in as few as 3 weeks

3- Immune tagging


COVID-bound sequence attracts immune cells
Evolved Sequence
+
Immune Tag
Final Sequence

Our evolved sequence gains an Fc Immune Tag, to summon immune cells to clear virus

Our sequence now not only neutralizes COVID but also enhances its immune recognition

Advantages

- Builds upon known therapeutic path (soluble ACE2 therapy)
- Higher affinity means lower concentrations needed relative to ACE2 therapy, and fewer side effects
- Immune tagging aids in viral clearance / immune recognition
- Develops methods applicable for future outbreaks

Our process


Identify best binding proteins/fragments in nature
Directed evolution further improves binding affinity
Append functional groups to sequence
Partnership / licensing for clinical trials and further development

Post-COVID-19, our platform and business model can be used to develop peptide-based therapeutics or agrochemicals from natural compounds

Our Team



Joe Schinaman, Ph.D. Co-founder
6 papers
LA Biostart alumni

joe@petribio.com



Shu Li, Ph.D. Co-founder
8 papers / 2 patents
YC alumni

shu@petribio.com

Partnerships

TIERRA BIOSCIENCES

INNATRIX

Curebase